UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

FANHUA INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G3314G  102

(CUSIP Number)

HIGHEST PERFORMANCES HOLDINGS INC

c/o 61/F, Pearl River Tower

No. 15 Zhujiang West Road

Zhujiang New Town, Guangzhou, Guangdong 510623

People’s Republic of China

Attention: Hu Yinan, Chief Executive Officer

Tel: +86-020-28381666

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3314G 102	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Highest Performances Holdings Inc. (formerly known as Puyi Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
580,394,728 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
580,394,728 ordinary shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
580,394,728 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[1]	Based on 1,134,108,474 ordinary shares outstanding as of March 31, 2024, , as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2024.

Introductory Note

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D previously filed by the Reporting Person with the Commission on December 29, 2023 (the “Original Filing”).

Unless otherwise stated herein, the Original Filing remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented in its entirety as follows:

As of May 8, 2024, the Reporting Person has purchased 608,405 American Depositary Shares (“ADS”) of the Issuer, equivalent to 12,168,100 Ordinary Shares of the Issuer, on the open market for an aggregate purchase price of US$2,088,076.27, increasing its shareholding in Fanhua Inc. from 50.1% to 51.2%. Such transactions were funded by the Reporting Person through internally generated funds.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for the Reporting Person.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highest Performances Holdings Inc.	580,394,728	51.2%	580,394,728	0	580,394,728	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,134,108,474 Ordinary Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the Commission on April 29, 2024.

(c)	During the 60 days preceding the filing of this Schedule 13D/A, the Reporting Person purchased an aggregate of 608,405 ADS of the Issuer in open market transactions for an aggregate purchase price of US$2,088,076.27 as follows:

Transaction Date	ADS Purchased	Average Price Per ADS
2024-04-29	3,000	3.4804
2024-04-30	12,000	3.4857	(1)
2024-05-01	50,000	3.3198
2024-05-02	200,000	3.4381
2024-05-03	200,000	3.4479
2024-05-06	100,000	3.4708	(2)
2024-05-07	43,405	3.3530

(1)	The price reported is a weighted average price. These ADSs were purchased in multiple transactions at prices ranging from US$3.3782 to US$3.6000, inclusive, through a broker. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price.

(2)	The price reported is a weighted average price. These ADSs were purchased in multiple transactions at prices ranging from US$3.4428 to US$3.4988, inclusive, through a broker. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price.

(d)	To the best knowledge of the Reporting Person, except for the agreements described in this Schedule 13D/A, no one other than the Reporting Person, or the holders of interests in the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	List of directors and executive officers of Highest Performances Holdings Inc. (filed herewith)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2024

Highest Performances Holdings Inc.

By:	/s/ Hu Yinan
	Name:	Hu Yinan
	Title:	Vice-Chairman of the Board, Chief Executive Officer

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